Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna drills 16.5 g/t gold over 6.3 meters at Séguéla

and provides exploration update

Vancouver, December 9, 2021-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an overview of its exploration programs in Latin America and West Africa.

Paul Weedon, Senior Vice President of Exploration, commented, "With 12 drill rigs turning across the portfolio, the steady pace of exploration across all our major properties continues to deliver very encouraging results.” Mr. Weedon continued, “These include highlights such as 16.5 g/t gold over 6.3 meters from drill hole SGRC1366 from the growing Sunbird Prospect at Séguéla, and the 0.6 g/t gold and 0.18% copper over an estimated true width of 68 meters from surface intersected in drill hole ARD046 adjacent to the Arizaro Project, through to one of the deepest holes drilled at Caylloma, drill hole ANIM087921, returning 93 g/t silver, 4.83% lead and 7.81% zinc over an estimated true width of 20.48 meters from nearly 900 meters below surface and where it remains open.”

Séguéla gold Project, Côte d’Ivoire

Sunbird Prospect assay highlights include:

•	SGRD1365: 9.4 g/t gold over an estimated true width of 7 meters from 197 meters
•	SGRD1366: 17.5 g/t gold over an estimated true width of 6.3 meters from 205 meters
•	SGRD1367: 14.8 g/t gold over an estimated true width of 1.4 meters from 214 meters and 52.2 g/t gold over an estimated true width of 1.4 meters from 242 meters
•	SGRD1368: 3.4 g/t gold over an estimated true width of 3.5 meters from 269 meters
•	SGRD1370: 8.0 g/t gold over an estimated true width of 8.4 meters from 241 meters
•	SGRD1376: 6.5 g/t gold over an estimated true width of 10.5 meters from 143 meters

Exploration drilling at the Séguéla gold Project continues to advance the Sunbird Prospect with a recently completed 13-hole, 3,059-meter program testing the continuity and tenor of mineralization at depth and along strike to the south. Drilling at depth was designed to test projections of previous high-grade results a further 100 to 150 meters down plunge in the central zone and help refine the understanding of the structural controls (refer to Fortuna news release dated September 7, 2021).

Drilling to the south extended drill defined mineralization a further 50 meters, helping refine the structural controls, with this area remaining open along strike and down-plunge. The geometry and style of mineralization is consistent with that seen at the Koula and Ancien deposits, located 1.5 kilometers and 5 kilometers to the north and south respectively, both of which are hosted in similar structural settings within the same lithology package.

Geological logging of the drill core identified numerous intervals containing 5 to greater than 20 visible gold specks of up to 2-millimeter diameter, with the characteristics of the mineralization consistent with previous drilling at Sunbird. Three of the six holes for which assays are pending, refer to Appendix 1, also recorded between 5 and 10 visible gold specks in the mineralized intervals; refer to Figure 1.

Figure 1: Sunbird Prospect long-section looking west showing recent drilling results

The mineralization remains open at depth and further drilling is planned in 2022 to further define the extent of the mineralization. Results received to date for this program are listed in Appendix 1.

Arizaro gold Project, Lindero Mine, Argentina

Central Zone assay highlights include:

•	ARD45: 0.47 g/t Au and 0.16% Cu over an estimated true width of 73 meters from 44 meter downhole
•	ARD46: 0.61 g/t Au and 0.18% Cu over an estimated true width of 68 meters from surface; ended in mineralization at 200-meter downhole

The Arizaro Project is located within the Lindero mining concession, 3.2 kilometers southeast of the Lindero Mine. Previous exploration and drilling identified near surface porphyry-style gold-copper mineralization hosted in magnetite and biotite-rich breccia zones and in associated stockwork veins with two dominant structural trends (refer to Fortuna release dated February 14, 2019).

A 1,178-meter, 6-hole drilling program testing a reinterpretation of key mineralizing features across the Central and SW Targets, located approximately 200 meters and 350 meters, respectively, to the west south-west of the main Arizaro mineralization was completed in August. Two holes testing the Central Target successfully intersected extensive zones of biotite-rich brecciation and north-east trending sheeted quartz veining with associated pyrite and visible copper mineralization. Subsequent logging of drill hole ARD46 showed it was drilled oblique to the interpreted dominant quartz vein orientation with the hole ending in mineralization at 200 meters downhole for a true width of 68 meters; refer to Figure 2.

Figure 2: Arizaro Project plan view with selected highlights

Additional drilling and surface trenching is planned during December to further define the extent of the mineralization. Results received to date for this program are listed in Appendix 2.

San Jose Mine, Mexico

Assay highlights include:

•	SJOM1053 (VMZ): 290 g/t Ag and 2.00 g/t Au over an estimated true width of 1.5 meters
•	SJOM1088 (Magdalena): 245 g/t Ag and 1.41 g/t Au over an estimated true width of 4.6 meters
•	SJOM1091 (Magdalena): 506 g/t Ag and 2.61 g/t Au over an estimated true width of 1.7 meters
•	SJOM1103 (San Ignacio): 209 g/t Ag and 1.47 g/t Au over an estimated true width of 1.1 meters
•	SJOM1105 (Magdalena): 302 g/t Ag and 0.77 g/t Au over an estimated true width of 1.8 meters including 1,010 g/t Ag over 0.5 meters

Step-out exploration drilling from underground platforms ahead of production at San Jose has continued to define continuity of key mineralized structures, with 25,064 meters drilled in 59 holes since March 2021, targeting the Bonanza Hanging wall (Bhw), Trinidad Norte and Victoria mineralized zone (VMZ) structures; refer to Figure 3, Figure 4 and Figure 5. In addition to the underground drilling, testing of two target zones to the north and south of the mine was successful in identifying additional mineralized structures with drilling continuing.

Development of underground drill platforms and associated infrastructure also continued with the establishment of the first drill stations which will enable testing of the projected northern strike extensions of the Trinidad system, including the untested down-dip projection of a surface silicified outcrop.

Refer to Appendix 3 for details of the additional San Jose drill holes completed since March 2021.

Figure 3: Bonanza Hanging wall long-section looking west showing recent drilling results

Figure 4: Trinidad Norte long-section looking west showing recent drilling results

Figure 5: Victoria mineralized zone (VMZ) long-section looking west showing recent drilling results

Yaramoko Mine, Burkina Faso

Assay Highlights include:

•	YRM-20-RC-109-036: 3.0 g/t Au over an estimated true width of 7.7 meters (Min Zone 2)
•	YRM-20-RC-109-038: 11.2 g/t Au over an estimated true width of 2.8 meters (Min Zone 2)
•	YRM-21-RC-109-053: 3.4 g/t Au over an estimated true width of 6.3 meters (Min Zone 1)
•	YRM-21-RC-109-056: 4.2 g/t Au over an estimated true width of 4.9 meters (Min Zone 1)
•	YRM-21-RC-109-058: 14.7 g/t Au over an estimated true width of 4.9 meters (Min Zone 1)
•	YRM-21-RC-109-062: 3.8 g/t Au over an estimated true width of 4.9 meters (Min Zone 1)

Exploration drilling at Yaramoko has continued to advance the 109 Zone near surface prospect, located approximately 1.5 kilometers north-west of the Yaramoko mill, with 108 RC holes completed during the period April to October for a total of 8,201 meters. Drilling has targeted a 1-kilometer-long zone of sheared mafic volcanics and associated quartz veining situated within the Yaramoko Shear Zone, which hosts the 55 Zone and Bagassi South Mines, with three discrete zones of mineralization identified (refer to Figure 6: Min Zone 1, 2 and 3).

RC-007
2.1m @ 4.8g/t Au
RC-047
6m @ 2.4g/t Au
RC-041
8.4m @ 2.5g/t Au
RC-058
4.9m @ 14.7g/t Au
RC-006
7m @ 1.5g/t Au
RC-130
4.9m @ 1.7g/t Au
RC-011
5.6m @ 2.3g/t Au
RC-056
4.9m @ 4.2g/t Au
RC-053
6.3m @ 3.4g/t Au
RC-087
5.6m @ 4.7g/t Au
RC-037
5.6m @ 3.4g/t Au
RC-054
4.2m @ 3.2g/t Au
RC-098
2.8m @ 15.3g/ Aut
RC-055
4.9m @ 4.0g/t Au
RC-036
7.7m @ 3.0g/t Au
RC-099
4.2m @1.9g/t Au
RC-025
4.9m @ 2.2g/t Au
RC-062
4.9m @ 3.8g/t Au
RC-028
7m @ 3.8g/t Au
RC-100
4.9m @ 4.4g/t Au
RC-027
4.2m @ 2.7/t Au
RC-038
2.8m @ 11.2g/t Au
RC-103
2.8m @ 4.6g/t Au
Min Zone 1
Min Zone 2
Min Zone 3
1.5 km
Yaramoko Mill
55 Zone
FORTUNA
SILVER MINES INC.
Diorite
Mafic volcanic
Granite
Dolerite
Mineralized structure
Previous drill holes
New drill holes
Information Source: Fortuna Silver Mines Inc
December 2021
0
80m
1300800mN
1300400mN

Figure 6: 109 Zone plan view with selected highlights

Results received to date for this program are listed in Appendix 4.

Caylloma Mine, Peru

Animas NE vein assay highlights include:

•	ANIM086321: 60 g/t Ag, 5.51% Pb and 6.22% Zn over an estimated true width of 7.2 meters
•	ANIM084321: 51 g/t Ag, 2.94% Pb and 5.23% Zn over an estimated true width of 5.8 meters
•	ANIM084721: 106 g/t Ag, 2.34% Pb and 3.13% Zn over an estimated true width of 11.8 meters
•	ANIM085521: 159 g/t Ag, 2.92% Pb and 1.44% Zn over an estimated true width of 6.1 meters
•	ANIM087321: 76 g/t Ag, 4.35% Pb and 7.45% Zn over an estimated true width of 11.3 meters
•	ANIM087921: 93 g/t Ag, 4.83% Pb and 7.81% Zn over an estimated true width of 20.5 meters

Exploration drilling at Caylloma continued throughout 2021 totaling 10,121 meters in 26 diamond drill holes, testing the depth continuity of the greater than 3-kilometer-long Animas NE silver-polymetallic vein system, and the strike potential further to the north-east beyond the intersection of the Nancy vein.

Further to previously reported successful step-out drilling results at the Animas NE vein (refer to Fortuna news release dated February 14, 2019), drilling continues to intersect mineralized shoots up to 200 meters beyond the current Resource boundary, extending known mineralization more than 900 meters below surface along the 3 kilometer long Animas NE vein, where it remains open at depth and along strike (Figures 7 and 8). Drilling has primarily focussed on extending Ore Shoots 3 and 4 at depth, as well as testing for strike extension beyond the Nancy vein intersection and further north-east into the sediments of the basement Yura Group. Full results for the 2021 drilling program are listed in Appendix 5.

Figure 7: Animas NE vein long-section showing recent results from Oreshoot 3 (view is looking northwest)

Figure 8: Animas NE vein long-section showing recent results from Oreshoot 4 (view is looking northwest)

Quality Assurance & Quality Control (QA-QC)

Latin America

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing. One half of the core is submitted to the ALS Global Laboratory in Lima, Peru, for samples from the Caylloma Mine, the ALS Global Laboratory in Guadalajara, Mexico, for samples from the San Jose Mine and the ALS Global Laboratory in Mendoza, Argentina, for samples from the Arizaro Project. The remaining half core is retained on-site for verification and reference purposes. Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by Inductively Coupled Plasma and atomic absorption methods utilizing aqua regia digestion at the ALS Global Laboratory in Lima, Peru, for samples from the Caylloma Mine and the Arizaro Project, and at the ALS Global Laboratory in Vancouver, BC, Canada, for samples from the San Jose Mine. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

West Africa

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All RC drilling at Séguéla used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5% representative sample for submission to the analytical laboratory. The residual 87.5% sample were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the company-controlled core yard.

All DD drill holes at Séguéla were drilled with HQ sized diamond drill bits. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the company core yard at the relevant project site (Séguéla or Yaramoko). The other half was sampled, catalogued and placed into sealed bags and securely stored at the site until shipment.

All Séguéla RC and DD core samples were shipped to ALS Laboratories preparation laboratory in Yamoussoukro for preparation while all Yaramoko samples were direct shipped to ALS Laboratories in Ouagadougou for preparation. Séguéla samples were shipped via commercial courier to ALS’s facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all Yaramoko and Séguéla samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, and the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core.  There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Investor Relations: Carlos Baca | info@fortunasilver.com

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the anticipated exploration and other development programs at its properties, together with the investment, nature, implementation and timing thereof; the timing for, and anticipated results of any exploration programs to expand mineralization at the properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labour, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licences and regulatory approvals in a timely manner, including an extension to the environmental impact authorization for the San Jose Mine; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including an extension to the environmental impact authorization for the San Jose Mine; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

APPENDIX 1. Séguéla gold Project, Côte d’Ivoire: Sunbird Prospect drill results

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Interval (m)	Estimated True Width (m)	Au (ppm)	Hole Type[2]
SGRD1365	742735	893385	478	249.5	85	-60	197	207	10	7	9.4	RCD
						including	198	200	2	1.4	19.6	RCD
						and	202	203	1	0.7	25.5	RCD
SGRD1366	742720	893285	475	250.5	85	-60	205	214	9	6.3	17.5	RCD
						including	205	206	1	0.7	14.1	RCD
						and	212	214	2	1.4	61.0	RCD
SGRD1367	742705	893185	483	255.5	85	-60	214	216	2	1.4	14.8	RCD
							228	232	4	2.8	1.8	RCD
							242	244	2	1.4	52.2	RCD
SGRD1368	742680	893085	498	285.5	85	-60	269	274	5	3.5	3.4	RCD
SGRC1369	742560	892660	558	375.5	85	-60	349	350	1	0.7	26.9	RCD
SGRD1370	742620	892660	564	259.5	85	-60	241	253	12	8.4	8.0	RCD
						incl.	241	243	2	1.4	24.1	RCD
						and	244	245	1	0.7	10.8	RCD
						and	252	253	1	0.7	10.3	RCD
SGRD1371	742895	893136	526	237.5	270	-60	Pending					RCD
SGRD1372	742914	893190	528	273.5	270	-60	Pending					RCD
SGRD1373	742899	893236	521	204.5	270	-60	Pending					RCD
SGRD1374	742908	893289	515	231.5	270	-60	Pending					RCD
SGRD1375	742928	893289	515	252.4	270	-60	Pending					RCD
SGRD1376	742781	893439	489	183.5	90	-60	143	158	15	10.5	6.5	RCD
						including	153	154	1	0.7	19.1	RCD
						and	156	157	1	0.7	11.8	RCD
SGRD1377	742754	893344	479		90	-60	Re-Entry[3]					RCD

Notes:

1.	EOH: End of hole
2.	RCD: RC pre-collar, diamond core tail
3.	Re-entry: drill hole re-entered and deepened

APPENDIX 2. Lindero Mine, Argentina: Arizaro gold Project drill results

Drill Hole	Easting	Northing	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval[1] (m)	Estimated True Width (m)	Au (g/t)	Cu (%)
ARD-42	2625252	7223658	0.0	-60.0	8	10	2	-	0.71	0.35
					132	142	10	-	0.30	0.10
					160	164	4	-	0.53	0.04
ARD-43	2625391	7223717	0.0	-60.5	26	30	4	-	0.57	0.15
					106	136	30	-	0.27	0.14
ARD-44	2625164	7223613	0.0	-62.0		no significant results
ARD-45	2625490	7223893	90.0	-60.0	0	14	14	-	0.48	0.19
					44	190	146	73	0.47	0.16
includes					48	114	66	33	0.60	0.19
ARD-46	2625480	7223936	100.0	-69.5	0	200	200	68	0.61	0.18
includes					68	92	24	8	0.83	0.2
and					138	200	62	21	0.85	0.24
ARD-47	2625192	7223761	90.0	-60.0	176	194	18	-	0.54	0.23
includes					190	194	4	-	1.62	0.54

Note:

1.	Down-the-hole intervals; orientation of the mineralization has not been established and therefore accurate true widths in all intervals cannot be estimated at this time. ARD-45 and ARD-46 are estimates only. ARD-46 ended in mineralization

APPENDIX 3. San Jose Mine, Mexico: Drill holes completed since March 2021

Drill Hole	Easting	Northing	Azimuth (°)	Dip (°)	Hole Depth	From	To	Interval	ETW ¹	Ag	Au	Project	Ag Eq3
					(m)	(m)	(m)	(m)	(m)	(g/t)	(g/t)		(g/t)
SJO-1015	747950	1844603	56	-49	694.1	NSI[2]						LOS DIAZ
SJO-1018	745889	1847614	295	-67	842.0	NSI[2]						VMZ_HW
SJOM-1019	745250	1847553	280	13	45.3	Aborted						TVFW
SJOM-1019A	745250	1847553	280	15	45.9							TVFW
SJOM-1024	745249	1847552	280	17	451.8	NSI[2]						TVFW
SJO-1027	745889	1847614	270	-70	806.6	652.70	655.55	2.85	2.2	51	0.83	VMZ_HW	113
SJO-1031	747951	1844603	81	-45	840.1	NSI[2]						LOS DIAZ
SJOM-1032	745299	1847601	75	13	200.3	80.50	81.05	0.55	0.5	40	0.33	VMZ_S	65
SJOM-1036	745299	1847599	110	5	200.9	163.00	164.60	1.60	1.0	47	0.58	VMZ_S	91
and						194.30	195.50	1.20	0.8	104	0.89		171
SJO-1037	745900	1847820	244	-57	802.8	NSI[2]						VMZ_HW
SJOM-1038	745023	1848006	59	10	353.0	NSI[2]						VMZ_N
SJOM-1039	745269	1847786	273	11	500.7	NSI[2]						TVFW
SJOM-1042	745023	1848005	71	28	350.4	NSI[2]						VMZ_N
SJOM-1046	744979	1848369	303	-41	39.0	Aborted						MAGDALENA
SJOM-1046A	744979	1848369	303	-41	499.5	417.55	419.85	2.30	1.8	121	0.33	MAGDALENA	146
and						423.25	425.4	2.10	1.6	77	0.21		92
and						425.95	426.45	0.50	0.4	57	0.17		70
and						427.00	427.35	0.35	0.3	69	0.21		84
and						471.40	473.40	2.00	1.6	77	0.42		109
SJOM-1047	745022	1848004	97	27	390.2	217.00	217.50	0.50	0.4	228	1.08	VMZ_N	309
and						230.40	232.10	1.70	1.5	163	1.77		296
SJOM-1049	745268	1847787	287	8	567.5	NSI[2]						TVFW
SJOM-1052	745023	1848003	115	26	434.4	NSI[2]						VMZ_N
SJO-1053	745902	1847352	268	-45	654.9	630.20	634.30	4.10	1.5	290	2.00	VMZ_HW	441
Including						631.50	633.20	1.70	0.6	691	4.78		1051
SJO-1061	748194	1844973	108	-45	608.5	NSI[2]						LOS DIAZ
SJOM-1062	745019	1848005	302	-60	439.3	NSI[2]						MAGDALENA

Drill Hole	Easting	Northing	Azimuth (°)	Dip (°)	Hole Depth	From	To	Interval	ETW ¹	Ag	Au	Project	Ag Eq3
					(m)	(m)	(m)	(m)	(m)	(g/t)	(g/t)		(g/t)
SJOM-1065	745018	1848004	281	-62	351.0	112.70	113.30	0.60	0.3	50	0.50	MAGDALENA	88
and						118.40	120.40	2.00	1.0	136	1.38		240
and						237.45	237.75	0.30	0.2	39	0.41		70
and						271.30	276.75	5.45	2.8	98	0.49		135
Including						272.35	275.00	2.65	1.4	146	0.72		201
SJO-1066	745912	1847355	69	-44	627.8	NSI[2]						VMZ_HW
SJOM-1068	745268	1847786	270	-11	476.9	NSI[2]						TVFW
SJOM-1069	744980	1848369	292	-48	544.4	380.80	381.60	0.80	0.6	84	0.31	MAGDALENA	107
SJOM-1070	745015	1848008	295	-27	204.1	150.20	150.55	0.35	0.2	193	1.56	MAGDALENA	311
and						153.20	156.25	3.05	1.9	129	0.59		173
Including						154.85	156.25	1.40	0.9	199	0.87		265
and						161.35	161.75	0.40	0.3	147	0.68		198
SJOM-1070A	745016	1848008	296	-27	406.2	153.60	160.55	6.95	4.0	77	0.38	MAGDALENA	106
Including						153.60	154.80	1.20	0.7	248	1.06		328
and						228.40	230.50	2.10	1.2	243	0.82		305
SJO-1073	745902	1847352	266	-51	781.5	NSI[2]						VMZ_HW
SJOM-1074	745268	1847786	280	-25	459.9	413.40	413.85	0.45	0.4	65	0.45	TVFW	99
SJOM-1075	744979	1848368	276	-51	505.5	NSI[2]						MAGDALENA
SJO-1077	745227	1846388	57	-50	451.7	207.20	207.80	0.60	0.4	372	7.79	SAN IGNACIO	959
SJOM-1078	745016	1848007	286	-56	373.9	261.05	261.80	0.75	0.4	99	0.55	MAGDALENA	140
and						271.95	273.00	1.05	0.5	73	0.46		108
SJO-1080	745902	1847352	261	-47	588.0	421.70	422.25	0.55	0.4	72	0.71	VMZ_HW	125
SJOM-1081	744979	1848367	276	-41	450.4	NSI[2]						MAGDALENA
SJOM-1082	745093	1847080	84	0	218.4	141.20	141.55	0.35	0.3	111	0.58	BONANZA_HW	155
and						165.75	167.05	1.30	1.2	59	0.26		79
SJO-1084	745227	1846390	36	-47	318.9	50.90	51.90	1.00	0.4	56	0.82	SAN IGNACIO	118
SJO-1087	745229	1846388	83	-58	402.0	194.05	195.10	1.05	0.4	152	1.91	SAN IGNACIO	296
and						395.60	396.15	0.55	0.2	163	0.72		217
SJOM-1088	745017	1848007	287	-39	350.8	148.00	148.75	0.75	0.6	72	0.02	MAGDALENA	73

Drill Hole	Easting	Northing	Azimuth (°)	Dip (°)	Hole Depth	From	To	Interval	ETW ¹	Ag	Au	Project	Ag Eq3
					(m)	(m)	(m)	(m)	(m)	(g/t)	(g/t)		(g/t)
and						155.70	156.35	0.65	0.5	58	0.45		92
and						159.90	161.05	1.15	0.9	43	0.39		72
and						162.50	168.40	5.90	4.6	245	1.41		351
and						251.10	252.40	1.30	1.0	127	0.80		187
SJOM-1089	744979	1848368	260	-50	415.4	NSI[2]						MAGDALENA
SJOM-1090	745093	1847078	100	0	215.3	NSI[2]						BONANZA_HW
SJOM-1091	744978	1848186	276	-32	334.6	168.20	171.30	3.10	1.7	506	2.61	MAGDALENA	703
and						172.90	173.40	0.50	0.3	146	0.96		218
and						174.65	175.10	0.45	0.2	275	1.30		373
and						225.95	226.90	0.95	0.5	44	0.35		70
SJO-1092	745478	1845518	243	-46	429.8	139.50	139.85	0.35	0.2	99	0.14	SAN IGNACIO	110
SJO-1093	745225	1846390	273	-64	272.0	19.15	21.75	2.60	1.0	101	1.30	SAN IGNACIO	199
SJOM-1094	745093	1847079	66	4	235.3	130.75	131.70	0.95	0.6	75	0.57	BONANZA_HW	118
and						147.80	148.25	0.45	0.3	88	0.25		107
and						171.70	172.80	1.10	1.0	73	0.32		97
SJOM-1095	744979	1848367	268	3	438.5	NSI[2]						MAGDALENA
SJO-1096	745383	1845880	269	-61	421.7	224.05	226.65	2.60	1.8	178	1.21	SAN IGNACIO	269
and						277.25	277.85	0.60	0.4	304	2.07		460
SJOM-1097	745092	1847080	70	-9	223.5	168.35	169.00	0.65	0.6	247	3.33	BONANZA_HW	498
SJOM-1098	744980	1848370	313	-44	620.9	NSI[2]						MAGDALENA
SJOM-1099A	744979	1848186	275	-63	392.0	135.10	139.45	4.35	1.9	67	0.35	MAGDALENA	93
and						143.00	143.70	0.70	0.3	499	1.95		646
and						224.30	226.70	2.40	1.1	164	1.32		263
SJO-1100A	745475	1845522	279	-46	420.6	Pending						SAN IGNACIO
SJOM-1101	745093	1847080	80	-24	282.9	NSI[2]						BONANZA_HW
SJOM-1102	744979	1848187	273	-78	458.2	190.20	193.05	2.85	1.4	54	0.21	MAGDALENA	70
and						248.10	248.40	0.30	0.2	77	0.65		126
and						391.10	392.40	1.30	0.7	55	0.26		75
and						447.50	447.95	0.45	0.2	54	0.32		78

Drill Hole	Easting	Northing	Azimuth (°)	Dip (°)	Hole Depth	From	To	Interval	ETW ¹	Ag	Au	Project	Ag Eq3
					(m)	(m)	(m)	(m)	(m)	(g/t)	(g/t)		(g/t)
SJOM-1102A	744979	1848187	273	-78	314.7	243.35	243.75	0.40	0.2	171	1.73	MAGDALENA	301
and						250.40	250.95	0.55	0.3	155	1.23		247
and						418.95	420.20	1.25	0.6	52	0.30		75
and						425.35	425.65	0.30	0.2	102	0.52		141
and						429.45	431.30	1.85	0.9	69	0.34		94
SJO-1103	745384	1845879	288	-66	418.8	82.50	86.10	3.60	0.8	118	0.81	SAN IGNACIO	179
and						92.10	93.50	1.40	0.3	48	0.40		78
and						243.40	248.10	4.70	1.1	209	1.47		320
SJOM-1105	744980	1848371	316	-49	652.2	206.00	208.00	2.00	1.1	74	0.02	MAGDALENA	75
and						454.25	457.35	3.10	1.8	302	0.77		360
Including						455.75	456.65	0.90	0.5	1,010	2.58		1204
and						502.00	502.30	0.30	0.2	118	0.54		158
SJO-1106	745542	1846098	232	-65	640.2	Pending						SAN IGNACIO
SJOM-1107	744980	1848370	304	-59	600.6	491.20	492.00	0.80	0.5	82	0.54	MAGDALENA	123
and						495.40	496.60	1.20	0.7	67	0.58		110
and						508.50	508.95	0.45	0.3	319	1.24		412
SJOM-1108	744978	1848186	249	-54		Pending						SAN IGNACIO
SJOM-1109	745108	1848993	299	-42		Pending						VMZ_N

Notes:

1.	ETW: Estimated true width
2.	NSI: No significant intervals
3.	Silver equivalent (Ag Eq) is calculated using a gold to silver ratio of 1:75, and assumed metal prices of US$1840 per ounce for Au, US$24.15 per ounce for Ag, US$2,300 per ton for Pb and US$2,875 per ton for Zn.

APPENDIX 4. Yaramoko Mine, Burkina Faso: 109 Zone drill results

HoleID	Easting (ADINDAN_ 30N)	Northing (ADINDAN_ 30N)	RL	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Interval (m)	Est. True Width (m)	Au (ppm)	Hole Type	Area
YRM-20-RC-109-001	468585	1300781	351	27	240	-55	16	22	6	4.2	1.6	RC	109Z Min1
including							20	22	2	1.4	4.2
YRM-20-RC-109-002	468609	1300792	354	50	240	-55	39	41	2	1.4	1.8	RC	109Z Min1
YRM-20-RC-109-003	468620	1300776	352	46	240	-55	41	42	1	0.7	0.9	RC	109Z Min1
YRM-20-RC-109-005	468654	1300777	357	75	240	-55	65	74	9	6.3	1.5	RC	109Z Min1
YRM-20-RC-109-006	468587	1300803	362	42	240	-55	21	31	10	7	1.5	RC	109Z Min1
including							24	26	2	1.4	5.9
YRM-20-RC-109-007	468618	1300826	347	75	240	-55	61	64	3	2.1	4.8	RC	109Z Min1
YRM-20-RC-109-008	468652	1300749	342	66	240	-55	49	59	10	7	1.6	RC	109Z Min1
YRM-20-RC-109-009	468645	1300716	340	39	240	-55	24	27	3	2.1	4.7	RC	109Z Min1
including							26	27	1	0.7	12.8
YRM-20-RC-109-010	468669	1300715	325	53	240	-55	39	48	9	6.3	1.1	RC	109Z Min1
YRM-20-RC-109-011	468657	1300688	324	30	240	-55	22	30	8	5.6	2.3	RC	109Z Min1
including							22	23	1	0.7	13.8
YRM-20-RC-109-012	468684	1300683	324	53	240	-55	42	50	8	5.6	2.5	RC	109Z Min1
YRM-20-RC-109-013	468694	1300709	335	78	240	-55	68	71	3	2.1	1.8	RC	109Z Min1
YRM-20-RC-109-014	468683	1300653	335	33	240	-55	24	31	7	4.9	1.1	RC	109Z Min1
YRM-20-RC-109-015	468701	1300641	335	51	240	-55	33	40	7	4.9	1.4	RC	109Z Min1
YRM-20-RC-109-016	468776	1300435	327	40	230	-55	26	27	1	0.7	0.4	RC	109Z Min3
YRM-20-RC-109-017	468768	1300412	326	22	230	-55	7	14	7	4.9	0.8	RC	109Z Min3
YRM-20-RC-109-018	468805	1300433	327	59	230	-55	35	41	6	4.2	3.1	RC	109Z Min3
YRM-20-RC-109-019	468791	1300396	306	37	230	-55	5	7	2	1.4	2.1	RC	109Z Min3
and							27	29	2	1.4	2.8
YRM-20-RC-109-020	468860	1300414	308	96	230	-55	66	67	1	0.7	2.2	RC	109Z Min3
and							82	85	3	2.1	1.1
YRM-20-RC-109-021	468820	1300364	305	57	230	-55	26	34	8	5.6	1.4	RC	109Z Min3
YRM-20-RC-109-022	468813	1300329	304	36	230	-55	4	7	3	2.1	0.3	RC	109Z Min3
YRM-20-RC-109-023	468884	1300382	321	96	230	-55	46	53	7	4.9	0.4	RC	109Z Min3
and							86	89	3	2.1	2.4
YRM-20-RC-109-024	468894	1300345	318	81	230	-55	76	77	1	0.7	2.6	RC	109Z Min3
YRM-20-RC-109-025	468699	1300580	310	37	240	-55	6	13	7	4.9	2.2	RC	109Z Min1
including							10	11	1	0.7	8.4
YRM-20-RC-109-026	468731	1300593	312	51	240	-55	40	42	2	1.4	1.0	RC	109Z Min1
YRM-20-RC-109-027	468971	1300536	332	66	205	-55	46	52	6	4.2	2.7	RC	109Z Min2
including							48	50	2	1.4	6.3
YRM-20-RC-109-028	468983	1300502	341	42	205	-55	27	37	10	7	3.8	RC	109Z Min2
including							29	30	1	0.7	8.0
including							31	32	1	0.7	8.9
YRM-20-RC-109-029	469226	1300369	338	51	205	-55	18	20	2	1.4	1.2	RC	109Z Min2

HoleID	Easting (ADINDAN_ 30N)	Northing (ADINDAN_ 30N)	RL	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Interval (m)	Est. True Width (m)	Au (ppm)	Hole Type	Area
and							37	40	3	2.1	0.5
and							43	48	5	3.5	0.4
YRM-20-RC-109-030	469199	1300363	337	35	205	-55	16	18	2	1.4	1.0	RC	109Z Min2
YRM-20-RC-109-031	469185	1300398	333	60	205	-55	0	2	2	1.4	5.3	RC	109Z Min2
including							1	2	1	0.7	9.8
YRM-20-RC-109-032	469126	1300414	333	51	205	-55	28	29	1	0.7	2.4	RC	109Z Min2
YRM-20-RC-109-036	469044	1300481	321	81	200	-55	12	17	5	3.5	0.6	RC	109Z Min2
and							40	51	11	7.7	3.0
including							41	44	3	2.1	6.3
including							48	50	2	1.4	4.1
YRM-20-RC-109-037	469021	1300473	322	50	205	-55	27	35	8	5.6	3.4	RC	109Z Min2
						Inc	27	28	1	0.7	11.0
YRM-20-RC-109-038	469002	1300513	330	69	205	-55	51	55	4	2.8	11.2	RC	109Z Min2
including							52	54	2	1.4	20.6
and							60	62	2	1.4	1.5
YRM-21-RC-109-039	468569	1300788	342	24	240	-55	5	7	2	1.4	0.7	RC	109Z Min1
YRM-21-RC-109-040	468630	1300763	338	51	240	-55	41	48	7	4.9	0.6	RC	109Z Min1
YRM-21-RC-109-041	468680	1300793	331	114	240	-55	87	99	12	8.4	2.5	RC	109Z Min1
YRM-21-RC-109-042	468710	1300796	334	138	240	-55	111	112	1	0.7	2.3	RC	109Z Min1
and							118	123	5	3.5	1.2
YRM-21-RC-109-044	468665	1300848	340	129	240	-55	112	118	6	4.2	0.8	RC	109Z Min1
YRM-21-RC-109-045	468705	1300825	336	147	240	-55	132	135	3	2.1	5.2	RC	109Z Min1
including							133	134	1	0.7	12.4
YRM-21-RC-109-046	468658	1300798	332	94	240	-55	78	82	4	2.8	4.3	RC	109Z Min1
including							79	80	1	0.7	11.5
YRM-21-RC-109-047	468658	1300882	351	147	240	-55	130	136	6	4.2	2.4	RC	109Z Min1
including							134	135	1	0.7	12.3
YRM-21-RC-109-049	468595	1300741	328	24	240	-55	6	10	4	2.8	1.2	RC	109Z Min1
YRM-21-RC-109-051	468618	1300712	329	30	240	-55	11	17	6	4.2	1.8	RC	109Z Min1
YRM-21-RC-109-052	468667	1300665	321	42	240	-55	17	25	8	5.6	1.6	RC	109Z Min1
YRM-21-RC-109-053	468703	1300680	326	84	240	-55	57	66	9	6.3	3.4	RC	109Z Min1
including							58	59	1	0.7	11.9
YRM-21-RC-109-054	468680	1300631	322	36	240	-55	16	22	6	4.2	3.2	RC	109Z Min1
including							19	21	2	1.4	7.0
YRM-21-RC-109-055	468726	1300633	321	75	240	-55	38	39	1	0.7	3.2	RC	109Z Min1
and							50	57	7	4.9	4.0
including							52	54	2	1.4	12.4
YRM-21-RC-109-056	468733	1300673	305	97	240	-55	80	87	7	4.9	4.2	RC	109Z Min1
including							81	83	2	1.4	11.3
YRM-21-RC-109-057	468712	1300698	320	105	240	-55	74	82	8	5.6	1.8	RC	109Z Min1
YRM-21-RC-109-058	468740	1300757	328	147	240	-55	124	131	7	4.9	14.7	RC	109Z Min1

HoleID	Easting (ADINDAN_ 30N)	Northing (ADINDAN_ 30N)	RL	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Interval (m)	Est. True Width (m)	Au (ppm)	Hole Type	Area
including							125	130	5	3.5	22.2
YRM-21-RC-109-060	468772	1300682	334	138	240	-55	114	123	9	6.3	0.5	RC	109Z Min1
YRM-21-RC-109-062	468765	1300610	331	90	240	-55	70	77	7	4.9	3.8	RC	109Z Min1
YRM-21-RC-109-063	468774	1300580	329	90	240	-55	66	78	12	8.4	1.6	RC	109Z Min1
YRM-21-RC-109-064	468728	1300555	328	33	240	-55	21	27	6	4.2	0.4	RC	109Z Min1
YRM-21-RC-109-065	468704	1300737	330	110	240	-55	8	11	3	2.1	0.5	RC	109Z Min1
YRM-21-RC-109-066	468554	1300829	344	33	240	-55	21	29	8	5.6	0.6	RC	109Z Min1
YRM-21-RC-109-067	468573	1300840	350	57	240	-55	41	42	1	0.7	0.7	RC	109Z Min1
YRM-21-RC-109-070	468594	1300899	357	114	240	-55	86	89	3	2.1	0.3	RC	109Z Min1
and							94	95	1	0.7	2.3
YRM-21-RC-109-071	468779	1300389	325	42	230	-55	0	3	3	2.1	3.1	RC	109Z Min3
YRM-21-RC-109-074	468783	1300412	324	39	230	-55	14	24	10	7	0.5	RC	109Z Min3
YRM-21-RC-109-075	468841	1300458	328	91	230	-55	75	85	10	7	1.9	RC	109Z Min3
YRM-21-RC-109-076	468874	1300448	332	126	230	-55	93	103	10	7	4.4	RC	109Z Min3
including							95	98	3	2.1	11.4
YRM-21-RC-109-077	468805	1300467	323	72	230	-55	54	55	1	0.7	1.8	RC	109Z Min3
and							64	66	2	1.4	0.6
YRM-21-RC-109-078	468808	1300513	330	94	230	-55	84	86	2	1.4	1.2	RC	109Z Min3
YRM-21-RC-109-079	468794	1300542	338	99	230	-55	81	84	3	2.1	0.9	RC	109Z Min3
YRM-21-RC-109-080	468839	1300381	327	66	230	-55	26	30	4	2.8	0.7	RC	109Z Min3
and							48	55	7	4.9	0.9
YRM-21-RC-109-081	468849	1300367	321	66	230	-55	23	27	4	2.8	1.5	RC	109Z Min3
and							38	51	13	9.1	0.4
and							57	59	2	1.4	1.3
YRM-21-RC-109-082	468837	1300427	320	83	230	-55	0	2	2	1.4	0.7	RC	109Z Min3
and							55	61	6	4.2	0.6
YRM-21-RC-109-083	468830	1300348	329	46	230	-55	23	32	9	6.3	0.8	RC	109Z Min3
YRM-21-RC-109-085	468591	1300768	337	39	240	-55	15	18	3	2.1	0.5	RC	109Z Min1
YRM-21-RC-109-086	468958	1300580	312	96	205	-55	35	40	5	3.5	1.0	RC	109Z Min2
YRM-21-RC-109-087	468962	1300619	341	129	205	-55	96	104	8	5.6	4.7	RC	109Z Min2
including							97	98	1	0.7	15.1
YRM-21-RC-109-088	468944	1300576	335	78	205	-55	50	53	3	2.1	0.5	RC	109Z Min2
YRM-21-RC-109-089	468934	1300636	339	123	205	-55	89	94	5	3.5	1.1	RC	109Z Min2
and							115	116	1	0.7	2.4
YRM-21-RC-109-090	468757	1300508	329	51	230	-55	46	48	2	1.4	1.1	RC	109Z Min3
YRM-21-RC-109-091	469035	1300571	332	129	205	-55	84	85	1	0.7	9.4	RC	109Z Min2
and							88	90	2	1.4	1.2
and							96	100	4	2.8	1.2
and							104	109	5	3.5	1.9
YRM-21-RC-109-093	468910	1300594	321	81	205	-55	38	40	2	1.4	2.7	RC	109Z Min2
YRM-21-RC-109-095	469003	1300590	329	130	205	-55	87	88	1	0.7	8.0	RC	109Z Min2

HoleID	Easting (ADINDAN_ 30N)	Northing (ADINDAN_ 30N)	RL	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Interval (m)	Est. True Width (m)	Au (ppm)	Hole Type	Area
and							90	92	2	1.4	1.8
and							112	119	7	4.9	1.0
YRM-21-RC-109-096	469063	1300548	339	129	205	-55	62	63	1	0.7	2.2	RC	109Z Min2
and							110	111	1	0.7	0.9
YRM-21-RC-109-097	469063	1300513	336	99	205	-55	60	61	1	0.7	1.0	RC	109Z Min2
and							79	84	5	3.5	0.8
YRM-21-RC-109-098	469097	1300530	338	126	205	-55	107	111	4	2.8	15.3	RC	109Z Min2
including							108	109	1	0.7	46.1
YRM-21-RC-109-099	469083	1300504	324	100	205	-55	44	45	1	0.7	1.8	RC	109Z Min2
and							78	84	6	4.2	1.9
YRM-21-RC-109-100	469108	1300491	323	102	205	-55	75	82	7	4.9	4.4	RC	109Z Min2
including							77	78	1	0.7	24.9
YRM-21-RC-109-102	469022	1300550	334	108	205	-55	71	72	1	0.7	1.5	RC	109Z Min2
and							89	99	10	7	1.6
including							96	97	1	0.7	9.9
YRM-21-RC-109-103	469101	1300429	317	51	205	-55	20	24	4	2.8	4.6	RC	109Z Min2
including							21	22	1	0.7	12.1
YRM-21-RC-109-105	469173	1300370	329	45	205	-55	21	25	4	2.8	0.5	RC	109Z Min2
YRM-21-RC-109-106	469060	1300462	332	65	205	-55	36	41	5	3.5	0.3	RC	109Z Min2
YRM-21-RC-109-108	468982	1300469	340	21	205	-55	1	9	8	5.6	0.9	RC	109Z Min2
YRM-21-RC-109-109	468929	1300525	340	40	205	-55	3	5	2	1.4	1.4	RC	109Z Min2
YRM-21-RC-109-112	468826	1300644	331	81	205	-55	29	30	1	0.7	0.8	RC	109Z Min2
YRM-21-RC-109-114	468783	1300678	328	73	205	-55	12	14	2	1.4	0.7	RC	109Z Min2
YRM-21-RC-109-115	468848	1300688	344	117	205	-55	69	70	1	0.7	3.1	RC	109Z Min2
YRM-21-RC-109-118	469010	1300493	343	66	205	-55	55	57	2	1.4	1.7	RC	109Z Min2
YRM-21-RC-109-126	468756	1300725	327	144	242	-55	45	48	3	2.1	0.5	RC	109Z Min1
and							117	123	6	4.2	0.6
YRM-21-RC-109-127	468719	1300807	331	150	239	-56	130	136	6	4.2	1.8	RC	109Z Min1
including							131	132	1	0.7	5.8
YRM-21-RC-109-128	468774	1300828	334	201	239	-55	116	118	2	1.4	0.4	RC	109Z Min1
and							181	183	2	1.4	1.8
YRM-21-RC-109-129	468784	1300776	330	201	242	-55	168	170	2	1.4	4.9	RC	109Z Min1
including							169	170	1	0.7	7.6
YRM-21-RC-109-130	468816	1300741	330	198	239	-57	171	178	7	4.9	1.7	RC	109Z Min1
YRM-21-RC-109-131	468674	1300623	324	18	241	-55	3	12	9	6.3	2.0	RC	109Z Min1
YRM-21-RC-109-132	468664	1300635	324	15	241	-56	1	7	6	4.2	2.7	RC	109Z Min1
YRM-21-RC-109-133	468695	1300611	324	33	239	-55	18	20	2	1.4	1.4	RC	109Z Min1
YRM-21-RC-109-134	468652	1300658	323	15	239	-55	0	10	10	7	1.2	RC	109Z Min1
YRM-21-RC-109-135	468644	1300673	324	15	241	-55	2	10	8	5.6	1.1	RC	109Z Min1
YRM-21-RC-109-136	468637	1300694	325	18	241	-55	6	14	8	5.6	0.6	RC	109Z Min1
YRM-21-RC-109-137	468683	1300605	323	21	240	-55	3	8	5	3.5	1.1	RC	109Z Min1
YRM-21-RC-109-138	469118	1300510	332	126	202	-58	96	104	8	5.6	0.8	RC	109Z Min2
YRM-21-RC-109-139	469098	1300568	338	159	205	-55	98	101	3	2.1	0.4	RC	109Z Min2
and							143	155	12	8.4	1.9		109Z Min2
including							146	147	1	0.7	16.6		109Z Min2

Note:

1.	EOH: End of hole

APPENDIX 5. Caylloma Mine, Peru: Animas NE vein drill results

Drill Hole	Easting	Northing	Azimuth	Dip	From	To	Interval	ETW¹	Ag	Au	Pb	Zn
					(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)
ANIS082021	195933	8318903	270	-46	401.6	401.9	0.3	0.3	50.8	0.06	2.87	7.15
and					171.5	177.0	5.5	2.3	58.5	0.13	3.36	9.79
and					192.3	208.7	16.4	7.0	101.0	0.08	5.51	7.04
ANIS082821A	196005	8319013	295	-58	424.3	424.7	0.4	0.3	2.6	0.01	0.25	0.4
and					530.7	532.8	2.1	1.6	37.4	0.02	1.00	6.30
and					540.0	546.9	6.9	5.1	45.8	0.02	0.93	11.43
PISS000121	193814	8313976	359	-59	NSI[2]
ANIM084221	195401	8318155	298	-49	231.1	235.1	4	3.6	45.8	0.02	1.21	3.64
ANIM084321	195474	8318240	319	-70	290.9	299.0	8.1	5.8	50.9	0.06	2.94	5.23
ANIS084521	196006	8319013	304	-53	412.8	413.2	0.40	0.4	25.3	0.01	2.72	5.33
and					603.8	605.1	1.25	1.2	36.5	0.01	6.07	10.26
and					634.5	636.6	2.10	2.0	16.1	0.00	2.97	4.99
and					660.6	661.6	1.05	1.0	53.3	0.00	11.35	6.00
ANIM084721	195400	8318154	293	-36	222.7	235.4	12.8	11.8	106.0	0.03	2.34	3.13
PISS000321	192609	8313948	27	-45	NSI[2]
ANIM084921	195399	8318152	275	-25	258	259.1	1.1	0.7	107.9	0.07	0.42	1.3
ANIS085121	196006	8319013	294	-52	444.7	445	0.3	0.3	1.2	0.00	0.12	0.22
PIS000421	192007	8313075	1	-51	NSI[2]
ANIM085321	195473	8318237	284	-61	285.3	285.65	0.35	0.3	61.0	0.04	4.89	0.24
ANIM085521	195399	8318152	275	-43	233.25	240.8	7.55	6.1	159.4	0.02	2.92	1.44
LPLM004021	195406	8318150	129	-4	555	557.95	2.95	2.4	46.1	0.10	1.53	3.32
ANIM085821	195473	8318237	283	-44	246.05	250.9	4.85	4.4	69.9	0.02	1.64	1.16
ANIS086021	195934	8318903	257	-54	474.85	482.65	7.8	7.0	0.8	0.00	0.03	0.06
ANIS086321	195477	8318240	353	-69	334.75	345.05	10.3	7.2	60.4	0.02	5.51	6.22
and					372.65	376.7	4.1	3.0	78.8	0.02	3.47	3.58
ANIM086821	194984	8317708	282	-57	178.1	185.25	7.15	5.0	38.8	0.07	2.62	3.11
ANIS086921A	195413	8319045	24	-50	83.85	88.15	4.3	3.6	7.3	0.06	0.07	0.29
ANIS087221	195415	8319042	260	-45	68.25	69.05	0.8	0.60	35.2	0.46	0.37	1.04
ANIM087321	194983	8317708	270	-36	186.15	200.6	14.5	11.3	75.8	0.12	4.35	7.45
ANIS087421	195382	8318926	319	-47	74.25	81.9	7.7	6.5	4.6	0.12	0.04	0.49
ANIS087821	195378	8318927	280	-19	62.1	62.8	0.7	0.7	53.0	0.84	0.82	0.15
ANIM087921	194983	8317706	254	-53	269.7	270.3	0.7	0.4	14.9	0.14	0.97	3.20
ANIS088121	195410	8318871	294	-37	74.25	81.90	7.65	6.53	4.6	0.12	0.04	0.49
ANIS087921	194983	8317706	254	-53	210.1	242.0	31.9	20.5	93.0	0.07	4.83	7.81

Notes:

1. ETW: Estimated true width

2. NSI: No significant intervals